

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 30, 2017

Via E-mail
Iain MacKenzie
President and Chief Executive Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re:** **SMART Global Holdings, Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted March 3, 2017**
> **CIK No. 0001616533**

Dear Mr. MacKenzie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please tell us the objective criteria you used to determine which customers to highlight on page 1 and whether you have named all of the customers that satisfy those criteria. In this regard, we note that your disclosure in the second full paragraph on page 59 includes additional customers that are not highlighted here.

Memory continues to be critical to system performance, page 2

2. We note your market data disclosed here and also on page 80 refers to market growth from 2015 to 2020. If available, please update this disclosure to show projected growth from 2017 to 2020. We also note that your present market growth data appears to measure growth in terms of the number of memory units. If available, please balance this

disclosure with projections in terms of revenue growth given the declining average sales price per unit typically experienced in this market.

Increasing memory demand for smartphones in Brazil, page 2

3.      We note you continue to disclose that the size of the Brazilian middle class is expected to increase from 2002 to 2022 based on the same data that you referred to in your prior amendment in 2015.  If there are more recent economic forecasts regarding the Brazilian middle class and its future growth that take into consideration the impact of the events related to Petrobras that, according to your disclosure, began to unfold in 2014 and started to have a material impact on the Brazilian currency in 2015, please revise your disclosure as appropriate.

Flexible operating model, page 4

4.      Reconcile your disclosure that you "do not own or operate [y]our own semiconductor fab" with your disclosure in the prior paragraph regarding your "advanced manufacturing capabilities" and your other disclosure throughout your prospectus regarding your manufacturing facilities and capabilities.

Implications of Being an Emerging Growth Company, page 6

5.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Offering, page 7

6.      Please clarify if the warrants referred to in the first bullet point in the second to last paragraph of this section include the First Tranche Warrants that will be net exercised for 4,623,449 shares of common stock upon the completion of your offering.

Summary Consolidated Financial Data and Other Information, page 8

7.      We note on pages 9 and 10 and 55 and 56 that you present the non-GAAP measure Adjusted EBITDA and that you exclude a line entitled "other adjustments" from this measure.  Please tell us and revise your filing to explain the nature of the "other adjustments" and why you have excluded them from your non-GAAP measure.

Sales to a limited number of customers represent a significant portion of our net sales . . . , page 16

8.      We note your disclosure here that Samsung is a key customer and your disclosure on pages 17 and 21 that Samsung is also competitor and a major supplier.  Please revise your disclosure to differentiate the types of products you sell to Samsung, those for which Samsung is your competitor, and the products or materials that Samsung supplies to you.

Use of Proceeds, page 49

9.      We note that you intend to use a portion of the proceeds from this offering to repay certain indebtedness.  To the extent that any underwriters or affiliates thereof are lenders of this indebtedness, please revise your disclosure to so indicate.

Comparison of the Three Months Ended November 25, 2016 and November 27, 2015, page 63; and Comparison of the Years Ended August 26, 2016 and August 28, 2015, page 65

10.     We note your disclosure that your net sales for the most recent quarter increased primarily due to higher sales of mobile memory products in Brazil and were also positively impacted by an increase in the average selling prices of your specialty DRAM products.  We also note your disclosure that your net sales for the most recent fiscal year decreased primarily due to lower demand for your DRAM products in Brazil offset in part by an increase in demand for mobile memory products in Brazil.  When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should disclose the nature of each item that caused the significant change and quantify the change.  For example, please quantify each material factor such as price changes and volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from period to period in your net sales and disclose the nature of or reason for each factor causing the aggregate change.  Your disclosures should also discuss any material factors that impacted your operating results in your markets other than Brazil.  For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Business, page 79

11.     We note your disclosure here and on pages 1, 3, and 57 that you are the only company engaged in packaging and test for mobile memory for smartphones in Brazil.  Please tell us whether any companies outside Brazil compete with you to provide these services, notwithstanding the Brazilian government's incentive programs.  Please also tell us whether you are aware of any competitors that have demonstrated an intent to provide these services in Brazil and discuss the extent to which this might impact your business.

Relationships, page 135

12.     We note your disclosure that affiliates of Barclays Capital Inc. are lenders under the Senior Secured Credit Agreement.  If Barclays Capital Inc. or its affiliates received any of the Lender Warrants disclosed on page 72, please expand your disclosure here to so indicate.

Index to Financial Statements

Note 11. Segment and Geographic Information, page F-40

13.     Please revise your filing to disclose your basis for attributing revenues from external customers to individual countries.  Refer to the guidance in ASC 280-10-50-41(a).

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact Laurie Abbott at (202) 551-8071 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     Alan F. Denenberg, Esq.
        Davis Polk & Wardwell LLP